

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2008

Ms. Hoi-ho Kiu
Chief Executive Officer
Score One, Inc.
Level 25, Bank of China Tower
No. 1 Garden Road, Central
Hong Kong

> **Re:** **Score One, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Filed September 19, 2007**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
> **Filed November 13, 2007**
> **File No. 000-26717**

Dear Ms. Kiu:

We issued comments to you on the above captioned filings on January 3, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 27, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 27, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dave Walz at 202-551-3358 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services